Exhibit 99.1

J-Star Holding Co., Ltd.

(Incorporated in the Cayman Islands with limited liability)

Notice of General Meeting of Shareholders

To Be Held on December 9, 2025, at 10:30 p.m., local time

NOTICE IS HEREBY GIVEN THAT the general meeting (the “Meeting” or “GM”) of the shareholders of J-Star Holding Co., Ltd. (the “Company”) will be held at 7/F-1, No. 633, Sec. 2, Taiwan Blvd., Xitun District, Taichung City 407, Taiwan (R.O.C.), on December 9, 2025, at 10:30 p.m., local time. Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting.

The purpose of the Meeting is as follows:

1.	Resolved as an ordinary resolution, that the authorized share capital of the Company be amended with immediate effect by:

i.	re-designating and re-classifying 17,200,387 authorized and issued ordinary shares of par value of US$0.50 each (including all of the existing issued ordinary shares) in the Company as 17,200,387 class A ordinary shares of par value US$0.50 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares;

ii.	re-designating and re-classifying 11,702,430 authorized but unissued ordinary shares of par value of US$0.50 each in the Company as 11,702,430 Class A Ordinary Shares; and

iii.	cancelling 6,097,183 authorized but unissued ordinary shares in the Company and creating a new class of shares comprising of 6,097,183 class B ordinary shares of par value US$0.50 each (the “Class B Ordinary Shares”), which will be entitled to 10 (ten) votes per Class B Ordinary Share, such that the authorized share capital of the Company shall become US$17,500,000 divided into (a) 28,902,817 class A ordinary shares of a par value of US$0.50 each and (b) 6,097,183 class B ordinary shares of a par value of US$0.50 each (the “Share Capital Reorganisation”).”

2.	Resolved as an ordinary resolution, that the authorized share capital of the Company be increased with effect immediately after the Share Capital Reorganization taking effect from US$17,500,000 divided into (a) 28,902,817 class A ordinary shares of a par value of US$0.50 each and (b) 6,097,183 class B ordinary shares of a par value of US$0.50 each to US$65,000,000 divided into (a) 30,000,000 class A ordinary shares of a par value of US$0.50 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.50 each, by creation of an additional 1,097,183 Class A Ordinary Shares and 93,902,817 Class B Ordinary Shares (the “Increase of Authorised Share Capital”).

3.	Resolved as a special resolution, that the proposed fifth amended and restated memorandum and articles of association of the Company (the “Fifth Restated MAA”), the form of which is annexed as Exhibit 99.3 to the Current Report on Form 6-K be adopted in their entirety and in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with effect immediately after both the Share Capital Reorganization and the Increase of Authorized Share Capital are taking effect (the “Subsequent M&A Amendment Proposal”).

4.	Resolved as an ordinary resolution, that subject to the Share Capital Reorganization, Increase of Authorized Share Capital and Subsequent M&A Amendment Proposal having been approved, the Fifth Restated MAA taking effect and the Company’s receipt of the consent to repurchase and application for shares duly executed by NEW MOON CORPORATION (“New Moon”) and Mr. Jing-Bin Chiang respectively, 4,888,092 Class A Ordinary Shares held by New Moon and 1,209,091 Class A Ordinary Shares held by Mr. Chiang, respectively, be repurchased by the Company in consideration of and out of the proceeds of the Company’s new issuance of 4,888,092 Class B Ordinary Shares to New Moon and 1,209,091 Class B Ordinary Shares to Mr. Jiang (the “New Issuance Proposal”).

5.	Resolved as an ordinary resolution, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 4 (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business New York time on November 3, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the GM or any adjourned or postponed meeting thereof.

If you are a registered holder of our Ordinary Shares on the Record Date, you are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying form(s) of proxy (as applicable) by mail to Choco Chen at 7F-1, No 633, Sec 2, Taiwan Boulevard , Taichung , Taiwan, Attention: Choco Chen, or by email to choco.chen@ymaunivers.com as soon as possible and in any event no later than 9:30 a.m. December 7, 2025 (Taiwan time).

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the GM in person. Your vote is important. If you cannot attend the GM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the GM to ensure your representation at such meeting.

BY ORDER OF THE BOARD OF DIRECTORS
Date: November 12, 2025	J-Star Holding Co., Ltd.

	By:	/s/ Sam Van
Sam Van Chief Executive Officer